

February 13, 2009

By U.S. Mail and facsimile

Mr. Jerry Swinford
Chief Executive Officer
Coil Tubing Technology Holdings, Inc.
19511 Wied Rd. Suite E
Spring, Texas 77388

> **Re: Coil Tubing Technology Holdings, Inc.**
> **Registration Statement on Form S-1, Amendment No. 6**
> **Filed February 13, 2009**
> **File No. 333-144677**

Dear Mr. Swinford:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A6 Filed February 13, 2009

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-10

1.   Please ask your auditor to provide an updated audit report to reflect audit of the revised financial statement notes.

Note 11 – Reverse Spin-Off & Discontinued Operations, page F-25

2.   Please expand your disclosure to clarify that the parent company financial information includes the net zero effect of a $500,000 capital transaction,

Jerry Swinford
Coil Tubing Technology Holdings, Inc.
February 13, 2009
Page 2

resulting from its stock issuance, offset by a distribution of the same amount to you in 2007.

Note 12 – Commitments, page F-26

3.   We note that you added disclosure in response to prior comment 14, clarifying that in conjunction with your July 2007 arrangement with Mr. Swinford, he will retain all rights to any inventions he may discover, originate or invent; also stating that "Most, if not all, of the Company's Rental Tools were Mr. Swinford's invention and were developed pursuant to the Licensing Agreement." This disclosure indicates that the rental tools belong to Mr. Swinford. We see that you report capitalized costs of rental tools on page F-11 of $377,915 and $345,655 as of December 31, 2007 and 2006. We also observe disclosure on page F-16 indicating that $298,731 was assigned to rental tools in accounting for the November 2005 purchase by Grifco International Inc. Please explain the reasons you would be reporting rental tools on your balance sheet if these have been conveyed to Mr. Swinford, as indicated by your disclosure.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Lily Dang at (202) 551-3867, or Karl Hiller at (202) 551-3686 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: David M. Loev (713) 524-4122
       John S. Gillies (713) 456-7908